Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS ENDED SEPTEMBER 30, 2025

Gurugram, India and New York November 12, 2025— Yatra Online, Inc. (NASDAQ: YTRA) (the “Company”), India’s leading corporate travel services provider and one of India’s leading online travel companies, today announced its unaudited financial and operating results for the three months ended September 30, 2025.

“I am pleased to report that for the second quarter we delivered robust financial and operational performance, exceeding our original annual growth guidance despite declining business in the overall domestic aviation industry in India. Our success is driven by sustained momentum in business travel demand and effective execution across our platforms.

“For the three months ended September 30, 2025, revenue reached INR 3,508.7 million (USD 39.5 million), a 48.5% year-over-year increase, driven by a stronger corporate travel mix and growth in Hotels and Packages. Adjusted EBITDA surged 217.7%, reflecting disciplined cost management and profitable scaling.

“Our Corporate Travel segment remains a growth cornerstone, onboarding 34 new clients during the second quarter and expanding annual billing potential by INR 2,615.0 million (USD 29.5 million). The Meetings, Incentives, Conferences, and Exhibitions (“MICE”) business continues to excel, establishing Yatra as a dominant market player in India. Despite margin pressures in B2C air ticketing, the diversified revenue mix, including Hotels & Packages and MICE, successfully mitigated challenges.

“Integration of Globe Travels has delivered supplier synergies, technology innovation, and cross-selling opportunities, enhancing client offerings.

As part of our ongoing efforts around restructuring, the Company believes it has a viable structure to pursue. The Company is progressing on its restructuring efforts to unlock shareholder value, with timelines subject to regulatory intricacies.

Looking ahead, we remain focused on scaling high-margin segments, deepening technology capabilities, and driving sustainable long-term value for stakeholders.

I extend my sincere thanks to our dedicated team, trusted partners, and supportive shareholders.” – Dhruv Shringi, Co-founder and CEO.

Financial and operating highlights for the three months ended September 30, 2025:

●	Revenue of INR 3,508.7 million (USD 39.5 million), representing an increase of 48.5% year-over-year basis (“YoY”).
●	Adjusted Margin (1) from Air Ticketing of INR 1,016.0 million (USD 11.4 million), representing an increase of 14.7% YoY.
●	Adjusted Margin (1) from Hotels and Packages of INR 514.5 million (USD 5.8 million), representing an increase of 28.6% YoY.
●	Total Gross Bookings (Air Ticketing, Hotels and Packages and Other Services)(3) of INR 20,504.8 million (USD 231.0 million), representing an increase of 16.2% YoY.
●	Profit for the period was INR 98.8 million (USD 1.1 million) versus a Loss of INR 0.3 million (USD 0.1 million) for the three months ended September 30, 2024, reflecting an increase in profit by INR 99.1 million (USD 1.1 million) YoY.
●	Results from operations were a profit of INR 104.7 million (USD 1.2 million) versus a loss of INR 37.7 million (USD 0.4 million) for the three months ended September 30, 2024, reflecting an increase in profit by INR 142.4 million (USD 1.6 million) YoY.
●	Adjusted EBITDA(2) was INR 212.0 million (USD 2.4 million) reflecting an increase of 217.7% YoY.

	Three months ended September 30,
	2024	2025	2025	YoY Change
	Unaudited	Unaudited	Unaudited
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS Accounting Standards
Revenue	2,363,325	3,508,690	39,521	48.5%
Results from operations	(37,679)	104,671	1,178	377.8%
(Loss)/ Profit for the period	(296)	98,771	1,111	33468.6%
Financial Summary as per non-IFRS measures
Adjusted Margin (1)
Adjusted Margin - Air Ticketing	885,855	1,016,046	11,445	14.7%
Adjusted Margin - Hotels and Packages	400,148	514,468	5,795	28.6%
Adjusted Margin - Other Services	75,935	94,967	1,070	25.1%
Others (Including Other Income)	145,895	137,843	1,553	(5.5)%
Adjusted EBITDA (2)	66,716	211,985	2,388	217.7%
Operating Metrics
Gross Bookings (3)	17,651,566	20,504,854	230,962	16.2%
Air Ticketing	13,260,073	14,811,400	166,833	11.7%
Hotels and Packages	3,661,505	5,141,643	57,914	40.4%
Other Services (6)	729,988	551,811	6,215	(24.4)%
Adjusted Margin% (4)
Air Ticketing	6.7%	6.9%
Hotels and Packages	10.9%	10.0%
Other Services	10.4%	17.2%
Quantitative details (5)
Air Passengers Booked	1,377	1,329		(3.5)%
Stand-alone Hotel Room Nights Booked	461	504		9.4%
Packages Passengers Travelled	15	33		115.2%

Note:

(1)	As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure.
(2)	See the section below titled “Certain Non-IFRS Measures.”
(3)	Gross Bookings represent the total amount paid by our customers for travel services, freight services and products booked through us, including taxes, fees and other charges, and are net of cancellation and refunds.
(4)	Adjusted Margin % is defined as Adjusted Margin as a percentage of Gross Bookings.
(5)	Quantitative details are considered on a gross basis.
(6)	Other Services primarily consists of freight business, IT services, bus, rail and cab and others services.

As of September 30, 2025, 62,294,143 ordinary shares (on an as-converted basis), par value $0.0001 per share, of the Company (the “Ordinary Shares”) were issued and outstanding.

Convenience Translation

The interim unaudited condensed consolidated financial statements are stated in INR. However, solely for the convenience of readers, the interim unaudited condensed consolidated statement of profit or loss and other comprehensive loss for the three months and six months ended September 30, 2025, the interim unaudited condensed consolidated statement of financial position as at September 30, 2025, the interim unaudited condensed consolidated statement of cash flows for the six months ended September 30, 2025 and discussion of the results of the three months ended September 30, 2025 compared with three months ended September 30, 2024, were converted into U.S. dollars at the exchange rate of 88.78 INR per USD, which is based on the noon buying rate as at September 30, 2025, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Recent developments

1.	The Board of Directors (the “Board”) of Yatra Online Limited (“Yatra India”), the Indian subsidiary of the Company, approved a Composite Scheme of Amalgamation (“Scheme”) on August 12, 2024. The Scheme involves a structural reorganization of Yatra India (the “Amalgamated Company”) and its six wholly-owned subsidiaries (collectively, the “Amalgamating Companies”), and excludes the Company. The Amalgamating Companies and Amalgamated Company had previously filed the Scheme with the Hon’ble National Company Law Tribunal, Mumbai (“NCLT”), for the requisite approvals. The NCLT delivered an order dated February 07, 2025 allowing the first motion application. Subsequently, Yatra India filed the second motion application with NCLT for approval, which the NCLT allowed via an order dated July 10, 2025. The NCLT, via its order dated October 14, 2025 (“Order”), has approved the Scheme. The Scheme shall become effective upon filing of the certified copy of the Order with the Registrar of Companies, Mumbai, Maharashtra, India.

2.	On September 30, 2025, the Board of the Company appointed Mr. Siddhartha Gupta as a director of the Company, effective immediately. Mr. Siddhartha Gupta will serve in the class of directors whose term expires at the Company’s 2026 Annual General Meeting of Shareholders.

3.	On August 26, 2025, the Company has received a letter from the Listing Qualifications Department of The Nasdaq Stock Market, Inc. notifying the Company that it has regained compliance with the NASDAQ Capital Market’s minimum bid price continued listing requirement. The letter noted that for last 11 consecutive business days, from August 11, 2025 through August 25, 2025, the closing bid price of the Company’s Ordinary Shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2) and NASDAQ considers the matter closed.

The Company’s financial and operating results for the three months ended September 30, 2024, include the financial and operating results of Globe All India Services Limited (GAISL) from September 11, 2024, to September 30, 2024. Accordingly, the reported results for three months ended September 30, 2025, which are inclusive of the full quarter impact of consolidation of GAISL may not be comparable with the reported results for the three months ended September 30, 2024, which includes the impact of consolidation of GAISL from September 11, 2024, to September 30, 2024.

Results of Three Months Ended September 30, 2025

Revenue. We generated Revenue of INR 3,508.7 million (USD 39.5 million) in the three months ended September 30, 2025, an increase of 48.5% compared with INR 2,363.3 million (USD 26.6 million) in the three months ended September 30, 2024. Increase in revenue is mainly driven by an increase in our Hotel and Packages business on account of our MICE business and the impact of our acquisition of GAISL.

Service cost. Our Service cost increased to INR 2,251.4 million (USD 25.4 million) in the three months ended September 30, 2025, compared to Service cost of INR 1,427.7 million (USD 16.1 million) in the three months ended September 30, 2024. The increase in Service cost is driven by an increase in Hotel and Packages gross bookings on account of our MICE business and the impact of our acquisition of GAISL.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure), for further details, see section below titled “Certain Non-IFRS Measures.”

Reconciliation of Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure)

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Three months ended September 30,
Amount in INR thousands (Unaudited)	2024	2025	2024	2025	2024	2025
Revenue as per IFRS - Rendering of services	429,666	584,705	1,703,783	2,706,918	93,940	91,310
Customer promotional expenses	456,189	431,341	101,109	58,945	4,961	3,657
Service cost	-	-	(1,404,744)	(2,251,395)	(22,966)	-
Adjusted Margin	885,855	1,016,046	400,148	514,468	75,935	94,967

Air Ticketing. Revenue from our Air Ticketing business was INR 584.7 million (USD 6.6 million) in the three months ended September 30, 2025 as compared to INR 429.7 million (USD 4.8 million) in the three months ended September 30, 2024, reflecting an increase of 36.1% mainly due to an increase in gross bookings.

Adjusted Margin (1) from our Air Ticketing business increased to INR 1,016.0 million (USD 11.4 million) in the three months ended September 30, 2025, as compared to INR 885.9 million (USD 10.0 million) in the three months ended September 30, 2024. In the three months ended September 30, 2025, Adjusted Margin (1) for Air Ticketing includes the add-back of INR 431.3 million (USD 4.9 million) of consumer promotion and loyalty program costs, which had been reduced from Revenue as per IFRS 15, against an add-back of INR 456.2 million (USD 5.1 million) in the three months ended September 30, 2024 The increase in Adjusted Margin – Air Ticketing was largely due to higher gross booking on account of optimization of discounts.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 2,706.9 million (USD 30.5 million) in the three months ended September 30, 2025, as compared to INR 1703.8 million (USD 19.2 million) in the three months ended September 30, 2024, reflecting an increase of 58.9%.

Adjusted Margin (1) for this segment increased by 28.6% to INR 514.5 million (USD 5.8 million) in the three months ended September 30, 2025 from INR 400.1 million (USD 4.5 million) in the three months ended September 30, 2024. In the three months ended September 30, 2025, Adjusted Margin (1)l for Hotels and Packages includes the add-back of customer promotional expenses, which had been reduced from Revenue as per IFRS 15 of INR 58.9 million (USD 0.7 million) against an add-back of INR 101.1 million (USD 1.1 million) in the three months ended September 30, 2024. The increase in Adjusted Margin is driven by increase in gross bookings of our Hotel and Packages business on account of MICE business and full quarter impact of our acquisition of GAISL.

Other Services. Our Revenue from Other Services was INR 91.3 million (USD 1.0 million) in the three months ended September 30, 2025, a decrease from INR 93.9 million (USD 1.1 million) in the three months ended September 30, 2024.

Adjusted Margin for this segment increased by 25.0% to INR 94.9 million (USD 1.1 million) in the three months ended September 30, 2025, from INR 75.9 million (USD 0.9 million) in the three months ended September 30, 2024. In the three months ended September 30, 2025, Adjusted Margin includes the add-back of consumer promotion expenses, which had been reduced from Revenue of INR 3.7 million (USD 0.1 million) against an add-back of INR 5.0 million (USD 0.1 million) in the three months ended September 30, 2024 pursuant to IFRS 15.

(1)	See the section titled “Certain Non-IFRS Measures.”

Other Revenue. Our Other Revenue was INR 125.8 million (USD 1.4 million) in the three months ended September 30, 2025, a decrease from INR 135.9 million (USD 1.5 million) in the three months ended September 30, 2024 due to a decrease in advertising revenue.

Other Income. Our Other Income increased to INR 12.1 million (USD 0.1 million) in the three months ended September 30, 2025 from INR 10.0 million (USD 0.1 million) in the three months ended September 30, 2024 due to an increase in write back of liabilities no longer required to be paid.

Personnel Expenses. Our Personnel Expenses increased by 14.5% to INR 419.5 million (USD 4.4 million) in the three months ended September 30, 2025 from INR 366.5 million (USD 4.1 million) in the three months ended September 30, 2024. Excluding employee share-based compensation costs of INR 8.6 million (USD 0.1 million) in the three months ended September 30, 2025, compared to INR 30.5 million (USD 0.3 million) in the three months ended September 30, 2024, personnel expenses increased by 22.3% in the three months ended September 30, 2025 on account of full quarter impact of acquired GAISL and an impact of our annual appraisal cycle.

Marketing and Sales Promotion Expenses. Marketing and Sales Promotion Expenses decreased by 17.7% to INR 66.5 million (USD 0.7 million) in the three months ended September 30, 2025 from INR 80.8 million (USD 0.9 million) in the three months ended September 30, 2024. Adding back the expenses for consumer promotions and loyalty program costs, which have been deducted from Revenue per IFRS 15, our marketing spend would have been INR 560.4 million (USD 6.3 million) in the three months ended September 30, 2025 against INR 643.1 million (USD 7.2 million) in the three months ended September 30, 2024, decreased by 12.9% on a YoY.

Other Operating Expenses. Other Operating Expenses increased by 25.5% to INR 580.1 million (USD 6.5 million) in the three months ended September 30, 2025 from INR 462.1 million (USD 5.2 million) in the three months ended September 30, 2024 primarily due to increases in commission, legal and professional charges, payment gateway charges, and communication.

Depreciation and Amortization. Our Depreciation and Amortization expenses increased by 33.6% to INR 98.7 million (USD 1.1 million) in the three months ended September 30, 2025 from INR 73.9 million (USD 0.8 million) in the three months ended September 30, 2024.

Results from Operations. As a result of the foregoing factors, our Results from Operations was a profit of INR 104.7 million (USD 1.2 million) in the three months ended September 30, 2025. Our results from operations for the three months ended September 30, 2024 was a loss of INR 37.7 million (USD 0.4 million). Excluding the employee share-based compensation costs, Adjusted Results from Operations(1) would have been a profit of INR 113.3 million (USD 1.3 million) for three months ended September 30, 2025 as compared to a loss of INR 7.2 million (USD 0.1 million) for three months ended September 30, 2024.

Finance Income. Our finance income decreased to INR 49.0 million (USD 0.6 million) in the three months ended September 30, 2025 from INR 62.9 million (USD 0.7 million) in the three months ended September 30, 2024

Finance Costs. Our finance costs of INR 28.2 million (USD 0.3 million) in the three months ended September 30, 2025 which includes interest on the lease liability of INR 9.1 million (USD 0.1 million) increased by INR 2.8 million (USD 0.1 million) from finance cost of INR 25.4 million (USD 0.3 million) in the three months ended September 30, 2024, which includes interest on the lease liability of INR 8.1 million (USD 0.1 million).

Income Tax Expense. Our Income Tax Expense during the three months ended September 30, 2025 was INR 26.7 million (USD 0.3 million) compared to income tax expense of INR 0.1 million (USD 0.1 million) during the three months ended September 30, 2024.

Profit/(Loss) for the Period. As a result of the foregoing factors, our profit in the three months ended September 30, 2025 was INR 98.8 million (USD 1.1 million) as compared to a Loss of INR 0.3 million (USD 0.1 million) in the three months ended September 30, 2024. Excluding the employee share-based compensation costs and listing and related expenses, the Adjusted Profit(1) would have been INR 107.4 million (USD 1.2 million) for the three months ended September 30, 2025 against an Adjusted Profit(1) of INR 30.2 million (USD 0.3 million) for the three months ended September 30, 2024.

Adjusted EBITDA(1). Due to the foregoing factors, Adjusted EBITDA (1) increased to INR 212.0 million (USD 2.4 million) in the three months ended September 30, 2025 from an Adjusted EBITDA (1) of INR 66.7 million (USD 0.8 million) in the three months ended September 30, 2024.

Basic Earnings (Loss) per Share. Basic Earning per Share was INR 0.77 (USD 0.01) in the three months ended September 30, 2025 as compared to Basic Loss per share of INR 0.25 (USD 0.01) in the three months ended September 30, 2024. After excluding the employee share-based compensation costs and listing and related expenses, Adjusted Basic Earnings per Share(1) would have been INR 0.87 (USD 0.01) in the three months ended September 30, 2025, as compared to Adjusted Basic Earnings per share of INR 0.10 (USD 0.01) in the three months ended September 30, 2024.

Diluted Earnings/(Loss) per Share. Diluted Earning per Share was INR 0.77 (USD 0.01) in the three months ended September 30, 2025 as compared to Diluted Loss per share of INR 0.25 (USD 0.01) in the three months ended September 30, 2024. After excluding the employee share-based compensation costs and listing and related expenses, Adjusted Diluted Earnings per Share(1) would have been INR 0.87 (USD 0.01) in the three months ended September 30, 2025 as compared to Adjusted Diluted Earnings of INR 0.10 (USD 0.01) in the three months ended September 30, 2024.

Liquidity. As of September 30, 2025, the balance of cash and cash equivalents and term deposits on our balance sheet was INR 2,207.8 million (USD 24.9 million).

(1)	See the section titled “Certain Non-IFRS Measures.”

Conference Call

The Company will host a conference call to discuss its unaudited results for the three months ended September 30, 2025 beginning at 8:00 AM Eastern Standard Time (or 6:30 PM India Standard Time) on November 12, 2025. Dial in details for the conference call is as follows: US/International dial-in number: +1 646 844 6383. Confirmation Code: 217542 (Callers should dial in 5-10 minutes prior to the start time and provide the operator with the Confirmation Code). The conference call will also be available via webcast at https://events.q4inc.com/attendee/185910578

Certain Non-IFRS Measures

As certain parts of our Revenue are recognized on a “net” basis and other parts of our Revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure.

We believe that Adjusted Margin provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted Margin may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Margin, we also refer to Adjusted EBITDA, Adjusted Results from Operations, Adjusted Profit/(Loss) for the Period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision-making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost. Our non-IFRS financial measures reflect adjustments based on the following:

●	Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

●	Finance income - These primarily reflect income on the bank deposit.

●	Finance cost - These primarily reflect income on the borrowings and interest in lease liability.

●	Depreciation and amortization - These primarily reflect depreciation and amortization on tangible and intangible assets.

●	Tax expense - These primarily reflect income tax and deferred tax.

We evaluate the performance of our business after excluding the impact of the above measures and believe it is useful to understand the effects of these items on our results from operations, Profit/(Loss) for the period and Basic and Diluted Earnings/(Loss) Per Share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS Accounting Standards as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA, Adjusted Results from Operations, Adjusted Profit/(Loss) for the period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share as against using measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, depreciation and amortization, finance income, finance costs, and tax expenses in case of Adjusted EBITDA. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA, Adjusted Results from Operations, Adjusted Profit/(Loss) for the Period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share.

The following table reconciles our Profits/(Losses) for the periods (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (unaudited)	Three months ended		Six months ended
Amount in INR thousands	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025
Profit/(Loss) for the period as per IFRS	(296)	98,771	(1,057)	208,712
Employee share-based compensation costs	30,514	8,618	69,306	18,957
Depreciation and amortization	73,881	98,696	134,803	190,206
Finance income	(62,910)	(49,012)	(128,724)	(84,084)
Finance costs	25,383	28,215	53,989	46,437
Tax expense	144	26,697	3,991	37,985
Adjusted EBITDA	66,716	211,985	132,308	418,213

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended		Six months ended
Amount in INR thousands	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025
Results from operations (as per IFRS)	(37,679)	104,671	(71,802)	209,050
Employee share-based compensation costs	30,514	8,618	69,306	18,957
Adjusted Results from Operations	(7,165)	113,289	(2,496)	228,007

Reconciliation of Adjusted Profit/(Loss) (unaudited)	Three months ended		Six months ended
Amount in INR thousands	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025
Profit/(Loss) for the period (as per IFRS)	(296)	98,771	(1,057)	208,712
Employee share-based compensation costs	30,514	8,618	69,306	18,957
Adjusted Profit/(Loss) for the period	30,218	107,389	68,249	227,669

	Three months ended		Six months ended
Reconciliation of Adjusted Basic Earnings/(Loss) (Per Share) (unaudited)	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025
Basic Earnings/Loss per share (as per IFRS)	(0.25)	0.77	(0.67)	1.62
Employee share-based compensation costs	0.35	0.10	0.77	0.22
Adjusted Basic Earnings/(Loss) Per Share	0.10	0.87	0.10	1.84

	Three months ended		Six months ended
Reconciliation of Adjusted Diluted Loss (Per Share) (unaudited)	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025
Diluted Earnings/(Loss) per share (as per IFRS)	(0.25)	0.77	(0.67)	1.61
Employee share-based compensation costs	0.35	0.10	0.77	0.22
Adjusted Diluted Earnings/(Loss) Per Share	0.10	0.87	0.10	1.83

The following table reconciles our Revenue (an IFRS measure), to Adjusted Margin (a non-IFRS measure):

Reconciliation of Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure)

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Three months ended September 30,
Amount in INR thousands (Unaudited)	2024	2025	2024	2025	2024	2025
Revenue as per IFRS - Rendering of services	429,666	584,705	1,703,783	2,706,918	93,940	91,310
Customer promotional expenses	456,189	431,341	101,109	58,945	4,961	3,657
Service cost	-	-	(1,404,744)	(2,251,395)	(22,966)	-
Adjusted Margin	885,855	1,016,046	400,148	514,468	75,935	94,967

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Six months ended September 30,
Amount in INR thousands	2024	2025	2024	2025	2024	2025
Revenue as per IFRS - Rendering of services	886,575	1,231,677	2,086,919	3,959,474	161,727	158,719
Customer promotional expenses	918,231	766,886	199,068	128,390	9,291	8,153
Service cost	-	-	(1,608,698)	(3,193,248)	(22,966)	-
Adjusted Margin	1,804,806	1,998,563	677,289	894,616	148,052	166,872

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” similar expressions and the negative forms of such expressions. Such statements include, among other things, statements regarding the long-term growth trajectory for the Indian travel market; growth of the MICE business and corporate travel business; our expectations regarding the benefits of utilizing AI-enabled services; statements concerning management’s beliefs as well as our strategic and operational plans; our ability to simplify our corporate structure and operations and enhance shareholder value; our expectations regarding sustained margin expansion as a result of simplifying our legal and corporate structure; our future financial performance; our ability to meet our financial guidance; and our ability to comply with Nasdaq’s continued listing requirements for our Ordinary Shares to remain listed on Nasdaq. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate; the slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel industry in particular, including disruptions caused by safety concerns, terrorist attacks, regional conflicts (including the ongoing conflict between Ukraine and Russia, the evolving events in Israel, Gaza and the Middle East, pandemics, macroeconomic factors, including tariff and trade issues, and natural calamities; our ability to successfully negotiate our contracts with airline suppliers and global distribution system service providers and mitigate any negative impacts on our Revenue that result from reduced commissions, incentive payments and fees we receive; the risk that airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets; our ability to pursue strategic partnerships and the risks associated with our business partners; the potential impact of recent developments in the Indian travel industry, on our profitability and financial condition; political and economic stability in and around India and other key travel destinations; our ability to maintain and increase our brand awareness; our ability to realize the anticipated benefits of any past or future acquisitions; our ability to successfully implement our growth strategy; our ability to attract, train and retain executives and other qualified employees, and our ability to successfully implement any new business initiatives; our ability to effectively integrate artificial intelligence, machine learning and automated decision-making tools; non-compliance with Nasdaq’s continued listing requirements and consequent delisting of our ordinary shares from Nasdaq; and our ability to simplify our multi-jurisdictional corporate structure or reduce resources and management time devoted to compliance requirement. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

Yatra Online, Inc. is the ultimate parent company of Yatra India, a public listed company on the National Stock Exchange of India Limited and BSE Limited, whose corporate office is based in Gurugram, India. Yatra India is India’s largest corporate travel services provider in terms of number of corporate clients with over 1,300 large corporate customers and approximately 58,983 registered SME customers and the third largest online travel company in India among key online travel agency (“OTA”) players in terms of gross booking revenue and operating revenue for Fiscal 2023 (Source: CRISIL Report). Leisure and business travelers use Yatra India’s mobile applications, its website, www.yatra.com, and its other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. With approximately 80,685 hotels and homestays in approximately 1,500 cities and towns in India as well as more than 2.5 million hotels around the world, Yatra India has the largest hotels inventory amongst key Indian OTA players.

For more information, please contact:

Bill Zima

ICR Inc.

Email: bill.zima@icrinc.com

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME/ LOSS FOR THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025

(Amount in thousands, except per share data and number of shares)

	Three months ended September 30,			Six months ended September 30,
	2024	2025		2024	2025
	INR	INR	USD	INR	INR	USD
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenue
Rendering of services	2,227,389	3,382,934	38,105	3,135,221	5,349,870	60,260
Other revenue	135,936	125,756	1,416	278,822	256,965	2,894
Total revenue	2,363,325	3,508,690	39,521	3,414,043	5,606,835	63,154
Other income	9,960	12,087	136	21,557	21,881	246

Service cost	1,427,710	2,251,395	25,359	1,631,664	3,193,248	35,968
Personnel expenses	366,509	419,472	4,725	725,757	823,060	9,271
Marketing and sales promotion expenses	80,797	66,469	749	144,277	114,914	1,294
Other operating expenses	462,067	580,074	6,534	870,901	1,098,238	12,370
Depreciation and amortization	73,881	98,696	1,112	134,803	190,206	2,142
Results from operations	(37,679)	104,671	1,178	(71,802)	209,050	2,355

Finance income	62,910	49,012	552	128,724	84,084	947
Finance costs	(25,383)	(28,215)	(318)	(53,989)	(46,437)	(523)
Profit/(Loss) before taxes	(152)	125,468	1,412	2,934	246,697	2,779
Tax (expense)/benefit	(144)	(26,697)	(301)	(3,991)	(37,985)	(428)
Profit/(Loss) for the period	(296)	98,771	1,111	(1,057)	208,712	2,351

Other comprehensive income/ (loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement gain on defined benefit plan	380	(3,371)	(38)	(826)	(4,326)	(48)
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences loss	2,372	(39,660)	(447)	5,503	(262,950)	(2,961)
Other comprehensive profit/(loss) for the period, net of tax	2,752	(43,031)	(485)	4,677	(267,276)	(3,009)
Total comprehensive profit/(loss) for the period, net of tax	2,456	55,740	626	3,620	(58,564)	(658)

Profit/(loss) attributable to :
Owners of the Parent Company	(15,723)	47,898	538	(41,211)	100,794	1,137
Non-Controlling interest	15,427	50,873	573	40,154	107,918	1,214
Profit/(Loss) for the period	(296)	98,771	1,111	(1,057)	208,712	2,351

Total comprehensive profit/(loss) attributable to :
Owners of the Parent Company	(13,106)	6,057	66	(36,242)	(164,944)	(1,858)
Non-Controlling interest	15,562	49,683	560	39,862	106,380	1,198
Total comprehensive profit/(loss) for the period	2,456	55,740	626	3,620	(58,564)	(658)

Earnings/(Loss) per share
Basic	(0.25)	0.77	0.01	(0.67)	1.62	0.02
Diluted	(0.25)	0.77	0.01	(0.67)	1.61	0.02

Weighted average no. of shares
Basic	62,059,766	62,248,772	62,248,772	61,973,195	62,303,232	62,303,232
Diluted	62,059,766	62,488,154	62,488,154	61,973,195	62,542,614	62,542,614

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT SEPTEMBER 30, 2025

(Amounts in thousands, except per share data and number of shares)

	March 31, 2025	September 30, 2025	September 30, 2025
	INR	INR	USD
	Audited	Unaudited
Assets
Non-current assets
Property, plant and equipment	136,824	129,807	1,462
Right-of-use assets	183,029	294,678	3,319
Intangible assets and goodwill	2,344,983	2,460,278	27,712
Prepayments and other assets	610	1,918	22
Other financial assets	90,714	95,460	1,075
Term deposits	44,770	39,795	448
Other non-financial assets	168,883	126,983	1,430
Deferred tax asset	22,519	21,456	242
Total non-current assets	2,992,332	3,170,375	35,710

Current assets
Inventories	54	59	1
Trade and other receivables	5,568,241	5,368,613	60,471
Prepayments and other assets	2,163,456	1,707,968	19,238
Income tax recoverable	504,131	444,119	5,002
Other financial assets	64,722	82,413	928
Term deposits	1,309,400	1,409,270	15,874
Cash and cash equivalents	605,802	758,772	8,547
Total current assets	10,215,806	9,771,214	110,061

Total assets	13,208,138	12,941,589	145,771

Equity and liabilities
Equity		`
Share capital	863	865	10
Share premium	20,595,068	20,620,762	232,268
Treasury shares	(418,555)	(418,555)	(4,715)
Other capital reserve	412,232	402,148	4,530
Accumulated deficit	(20,374,549)	(20,276,543)	(228,391)
Non-controlling interest reserve	5,032,282	5,032,282	56,683
Foreign currency translation reserve	156,353	(106,597)	(1,201)
Total equity attributable to equity holders of the Company	5,403,693	5,254,362	59,184
Total Non-controlling interest	2,501,141	2,607,521	29,371
Total equity	7,904,834	7,861,883	88,555

Non-current liabilities
Borrowings	20,744	17,124	193
Deferred tax liability	142,468	135,676	1,528
Employee benefits	65,830	71,416	804
Lease liability	186,339	268,359	3,023
Total non-current liabilities	415,381	492,575	5,548

Current liabilities
Borrowings	525,120	193,544	2,180
Trade and other payables	2,953,069	2,856,071	32,170
Employee benefits	62,550	67,171	757
Deferred revenue	2,390	2,193	25
Income taxes payable	1,723	2,404	27
Lease liability	51,810	79,887	900
Other financial liabilities	93,924	93,917	1,058
Other current liabilities	1,197,337	1,291,944	14,553
Total current liabilities	4,887,923	4,587,131	51,663
Total liabilities	5,303,304	5,079,706	57,217
Total equity and liabilities	13,208,138	12,941,589	145,771

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR SIX MONTHS ENDED SEPTEMBER 30, 2025

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Noncontrolling interest reserve	Other capital reserve	Foreign currency translation reserve	Total	Non-controlling interest	Total Equity
Balance as at April 1, 2025	863	20,595,068	(418,555)	(20,374,549)	5,032,282	412,232	156,353	5,403,693	2,501,141	7,904,834

Loss for the period	-	-	-	100,794	-	-	-	100,794	107,918	208,712

Other comprehensive loss
Foreign currency translation differences	-	-	-	-	-	-	(262,950)	(262,950)	-	(262,950)
Re-measurement gain on defined benefit plan	-	-	-	(2,788)	-	-	-	(2,788)	(1,538)	(4,326)
Total other comprehensive loss	-	-	-	(2,788)	-	-	(262,950)	(265,738)	(1,538)	(267,276)

Total comprehensive loss	-	-	-	98,006	-	-	(292,950)	(164,944)	106,380	(58,564)

Share based payments	-	-	-	-	-	18,957	-	18,957	-	18,957
Vested PSUs net settled for employee’s tax obligation	-	(1,728)	-	-	-	-	-	(1,728)	-	(1,728)
Exercise of options	2	27,422	-	-	-	(29,041)	-	(1,617)	-	(1,617)
Own shares repurchase	-	-	-	-	-	-	-	-	-	-

Total contribution by owners	2	25,694	-	-	-	(10,084)	-	15,612	-	15,612

Balance as at September 30, 2025	865	20,620,762	(418,555)	(20,276,543)	5,032,282	402,148	(106,597)	5,254,362	2,607,521	7,861,883

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR SIX MONTHS ENDED SEPTEMBER 30, 2025

(Amount in thousands, except per share data and number of shares)

	Six months ended September 30,
	2024	2025	2025
	INR	INR	USD

Profit before tax	2,934	246,697	2,779
Adjustments for non-cash and non-operating items	88,761	187,544	2,112
Change in working capital	84,356	658,887	7,422
Direct taxes (paid)/ refunds (net)	(60,094)	17,49	193
Net cash flows from operating activities	115,957	1,110,277	12,506
Net cash flows generated from/(used in) investing activities	171,332	(305,760)	(3,444)
Net cash flows generated from/(used in) financing activities	(1,155,693)	(528,146)	(5,949)
Net increase/decrease in cash and cash equivalents	(868,404)	276,371	3,113
Cash and Cash Equivalents acquired on Business acquisition	3,026	-	-
Effect of exchange differences on cash and cash equivalents	16,483	(249,475)	(2,810)
Cash and cash equivalents at the beginning of the period*	1,741,950	548,668	6,180
Cash and cash equivalents at the end of the period*	893,055	575,564	6,483

* Includes overdraft of INR 183,208 (INR 57,134 as on March 31, 2025)

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited condensed consolidated financial and other data for the periods indicated:

	For the three months ended September 30,		For the six months ended September 30,
(In thousands except percentages)	2024	2025	2024	2025
Quantitative details *
Air Passengers Booked	1,377	1,329	2,707	2,535
Stand-alone Hotel Room Nights Booked	461	504	878	927
Packages Passengers Travelled	15	33	22	52
Gross Bookings
Air Ticketing	13,260,073	14,811,400	26,780,366	28,914,623
Hotels and Packages	3,661,505	5,141,643	6,060,337	8,574,965
Other Services	729,988	551,811	1,358,512	1,073,120
Total	17,651,566	20,504,854	34,199,215	38,562,708
Adjusted Margin
Adjusted Margin - Air Ticketing	885,855	1,016,046	1,804,806	1,998,563
Adjusted Margin - Hotels and Packages	400,148	514,468	677,289	894,617
Adjusted Margin - Other Services	75,935	94,967	148,052	166,871
Others (Including Other Income)	145,895	137,843	300,379	278,845
Total	1,507,833	1,763,324	2,930,526	3,338,896
Adjusted Margin%**
Air Ticketing	6.7%	6.9%	6.7%	6.9%
Hotels and Packages	10.9%	10.0%	11.2%	10.4%
Other Services	10.4%	17.2%	10.9%	15.6%

* Quantitative details are considered on Gross basis.

** Adjusted Margin % is defined as Adjusted Margin as a percentage of Gross Bookings.